UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Sale and Purchase Agreement

On August 15, 2025, SOLOWIN HOLDINGS, a Cayman Islands exempted holding company (the “Company”), entered into a sale and purchase agreement (the “Purchase Agreement”), with LIONG CHEW SEANG @ MULIANA (the “Seller”) and GPL Remittance Pte. Ltd., an exempt private company limited by shares incorporated in Singapore (“GPL”). Pursuant to the Purchase Agreement, the Seller will sell to the Company 190,000 ordinary shares in GPL, representing 19% of the issued and paid-up share capital of GPL, for consideration of SGD161,500 in cash.

The closing of the sale contemplated in the Purchase Agreement (the “Closing”) should occur on the date of the Purchase Agreement or another date agreed in writing. At Closing, the Seller shall deliver, or shall procure GPL delivers, the original share certificate and executed share transfer form, board resolutions approving the share transfer and appointments of Ling Ngai Lok, the Company’s Chairman and Chief Executive Officer, and Gene Lyu, as additional new directors of GPL, whose appointments will be subject to the approval of Monetary Authority of Singapore. Additionally, the Seller shall procure GPL ensures all necessary filings with the Accounting and Corporate Regulatory Authority of Singapore (“ACRA”) are completed and a new share certificate is issued to the Company.

The Purchase Agreement also provides for certain post-Closing undertakings, including, among others, (i) the Seller shall deliver GPL’s management accounts to the Company within one month after Closing; (ii) the parties shall cooperate to facilitate the appointments of the new directors and the Company’s certain employees as GPL’s authorized bank account signatories; (iii) subject to certain exceptions, restrictions on further share transfers without the prior written consent of the Company or the Seller, as applicable; and (iv) the Company shall assume responsibility for GPL’s compliance with anti-money laundering laws and other regulatory requirements for a certain period after the Closing.

The Purchase Agreement contains customary representations and warranties by the Seller about herself and GPL. Additionally, the Seller agreed to indemnify the Company for breaches of warranties and covenants, and certain tax matters. The aggregate liability of the Seller for all claims may not exceed 100% of the consideration, or SGD161,500. The Company agreed to indemnify the Seller for breaches of warranties and covenants.

The Purchase Agreement may be terminated prior to Closing by the Company or the Seller for specified breaches, insolvency events, or by mutual agreement. The Purchase Agreement is governed by Singapore law and disputes that cannot be settled by amicable settlement shall be finally settled under the Arbitration Rules of the Singapore International Arbitration Centre.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

This Form 6-K, including Exhibit 10.1, is hereby incorporated by reference into the registration statements of the Company on Form S-8 (File No. 333-275337) and Form F-3 (File No. 333-282552) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Sale and Purchase Agreement, by and among SOLOWIN HOLDINGS, LIONG CHEW SEANG @ MULIANA, and GPL Remittance Pte. Ltd., dated August 15, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2025	SOLOWIN HOLDINGS

	By:	/s/ Ling Ngai Lok
Ling Ngai Lok
Chief Executive Officer

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